Exhibit 99.17

Release

FOR IMMEDIATE RELEASE

Immunovaccine to Present at Bloom Burton & Co.

Healthcare Investor Conference

Halifax, Nova Scotia; April 7, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, announced that Chief Executive Officer Frederic Ors will present an update on the Company’s recent progress and future strategy at the Bloom Burton & Co. Healthcare Investor Conference 2017 in Toronto, Canada.

Details of the presentation are as follows:

•	Date: Monday, May 1, 2017
•	Time: 11:00 am ET
•	Location: Hall B, Lower Concourse Level of the Sheraton Centre Toronto Hotel, Toronto, Canada

About the Conference

Bloom Burton & Co. is hosting its sixth annual Healthcare Investor Conference on May 1 and 2, 2017 at the Sheraton Centre Toronto Hotel, Toronto, Canada. The Company aims to showcase approximately 60 of the premier Canadian healthcare companies to its network of investors, who generally come from across Canada, the U.S. and Europe. The conference includes networking sessions, keynote speeches and panel discussions with venture capital, public equity and strategic investors. The event attracts investors who are interested in the latest developments in Canadian healthcare companies. Investors will have the opportunity to obtain corporate updates from presenting companies and participate in the 1-on-1 meeting system with company management.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. An investigator-sponsored Phase 2 study is currently assessing the safety and efficacy of DPX-Survivac combined with an approved anti-PD-1 drug in advanced ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com

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